[GLEN BURNIE BANCORP LETTERHEAD]

March 11, 2010

Via EDGAR and FEDEX
Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Glen Burnie Bancorp (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2008
Form 10-Q for the Quarter ended September 30, 2009
File No. 000-24047

Dear Mr. West:

In response to Mr. Marc Thomas’ telephone request, attached is a copy of cash flow analysis performed by FTN Financial Securities Corporation.

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any further information or have additional comments, please contact me.

Sincerely,

GLEN BURNIE BANCORP

/s/ John E. Porter
John E. Porter
Chief Financial Officer

cc:	Mr. Michael G. Livingston
Chief Executive Officer
Marc Thomas, Staff Accountant

Deal Cashflows Assumptions:
No Prepays:
Prepayments -  0% annually; 100% at maturity.
Scenario 4 (Base)	Defaults - 75 bps applied annually; 15% recovery with 2 yr lag.
Scenario 5 (Worse)	Defaults - 150 bps applied annually; 0% recovery.
Scenario 6 (Better)	Defaults - 37.5 bps applied annually; 50% recovery with 2 yr lag.
Scenario 7 (Burst)	Defaults - Qtr 2 2009: 4% (not annualized)
Qtr 3 2009: 3%
Qtr 4 2009: 2%
Qtr 1 2010: 1%
Thereafter 50 bps applied annually; 15% recovery with 2 yr lag.

Asset Specific Assumptions:
Bank 10 -	Defaults with 15% recovery with a two year lag.
Bank 26 -	Defaults with 15% recovery with a two year lag.
Bank 6 -	Defaults with 0% recovery.

Although this information has been obtained from sources, which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB). FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Equity Capital Markets Corp (FTN Equity Capital) are wholly owned subsidiaries of FTB. FFSC and FTN Equity Capital are members of the FINRA and SIPC—http://www.sipc.org/. Equity research is provided by FTN Equity Capital. FTN Financial Group, through First Tennessee Bank or its affiliates, offers investment products and services.

This message is intended only for the use of the individual or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, employee or agent responsible to deliver it to the intended recipient, you are hereby notified that reading, disseminating, distributing or copying this communication is strictly prohibited.
© 2009 First Tennessee Bank.  All rights reserved.

EITF 99-20 Other Than Temporary Impairment Cash Flow Testing 12/31/09

		9.30.09	12.31.09
Input----->	Original Face:	1,000,000		945,300	current face
Input-->	Book Value	924,823	887,735	93.91	book price
Input----->	Scenario #	5	5			RESULTS
Input----->	Original Purchase Date:	9/1/2000				Current Book Value	887,735
Input----->	Original Purchase Price:	100.6030				PV for Current Qtr Projected Cash Flows	900,043
						Change	12,308
Discount Rate	9.190%					% Change	1.39%

Previously Projected Cashflows	September 30, 2009	Currently Projected Cashflows	December 31, 2009

Deal	Class	Description	Type	Cusip
Reg Div	Senior	Senior	Fixed	75902AAA6

Assumptions:	Assumptions:

Prepayments - 0% annually; 100% at maturity.	Prepayments - 0% annually; 100% at maturity.

Scenario 5 (Worse) Defaults - 150 bps applied annually; 0% recovery.	Scenario 5 (Worse) Defaults - 150 bps applied annually; 0% recovery.

Specific Deferals/ Defaults:	Specific Deferals/ Defaults:
As per Intex	As per Intex

		Implied Discount Rate		9.401%			Implied Discount Rate		9.401%
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow Value	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow Value
Book Value----------------------->				(924,823)		Book Value----------------------->			(887,735)
Net PV----------------------------->					900,016	Net PV----------------------------->				900,043
9/15/2009	945,300					945,300
3/15/2010	941,823	3,477	43,720	47,198	900,016	941,761	3,539	43,720	47,259	900,043
9/15/2010	938,181	3,641	43,559	47,201	894,173	938,117	3,644	43,556	47,201	894,140
3/15/2011	935,084	3,098	43,391	46,489	888,059	935,016	3,101	43,388	46,489	888,024
9/15/2011	931,843	3,241	43,248	46,489	882,376	931,772	3,244	43,244	46,489	882,339
3/15/2012	915,486	16,356	43,098	59,454	876,432	915,412	16,360	43,094	59,454	876,393
9/15/2012	912,033	3,453	42,341	45,795	857,249	911,956	3,457	42,338	45,795	857,209
3/15/2013	909,111	2,922	42,182	45,104	850,844	909,030	2,926	42,178	45,104	850,803
9/15/2013	906,052	3,058	42,046	45,105	844,836	905,968	3,062	42,043	45,105	844,792
3/15/2014	903,533	2,519	41,905	44,424	838,551	903,445	2,523	41,901	44,424	838,505
9/15/2014	900,896	2,637	41,788	44,425	832,658	900,804	2,641	41,784	44,425	832,610
3/15/2015	898,808	2,088	41,666	43,755	826,493	898,711	2,093	41,662	43,755	826,442
9/15/2015	896,622	2,186	41,570	43,756	820,714	896,521	2,190	41,565	43,756	820,662
3/15/2016	894,995	1,627	41,469	43,096	814,670	894,889	1,631	41,464	43,096	814,615
9/15/2016	893,293	1,703	41,394	43,096	809,008	893,182	1,708	41,389	43,096	808,950
3/15/2017	892,161	1,131	41,315	42,446	803,085	892,045	1,136	41,310	42,446	803,025
9/15/2017	890,977	1,184	41,262	42,447	797,540	890,855	1,190	41,257	42,447	797,477
3/15/2018	890,378	599	41,208	41,806	791,739	890,251	604	41,202	41,806	791,673
9/15/2018	889,751	627	41,180	41,807	786,312	889,618	633	41,174	41,807	786,244
3/15/2019	889,726	25	41,151	41,176	780,636	889,586	31	41,145	41,176	780,564
9/15/2019	889,698	27	41,150	41,177	775,329	889,553	34	41,143	41,177	775,254
3/15/2020	889,698	-	41,149	41,149	769,778	889,553	-	41,142	41,142	769,699
9/15/2020	889,698	-	41,149	41,149	764,000	889,553	-	41,142	41,142	763,924
3/15/2021	889,698	-	40,982	40,982	757,956	889,553	-	40,906	40,906	757,884
9/15/2021	889,698	-	39,945	39,945	751,802	889,553	-	39,945	39,945	751,802
3/15/2022	889,698	-	39,342	39,342	746,402	889,553	-	39,342	39,342	746,402
9/15/2022	889,698	-	39,343	39,343	741,356	889,553	-	39,343	39,343	741,356
3/15/2023	889,698	-	38,749	38,749	736,078	889,553	-	38,749	38,749	736,078
9/15/2023	889,698	-	38,750	38,750	731,151	889,553	-	38,750	38,750	731,151
3/15/2024	889,698	-	38,165	38,165	725,997	889,553	-	38,165	38,165	725,997
9/15/2024	889,698	-	38,166	38,166	721,192	889,553	-	38,166	38,166	721,192
3/15/2025	889,698	-	37,589	37,589	716,164	889,553	-	37,589	37,589	716,164
9/15/2025	889,698	-	37,590	37,590	711,482	889,553	-	37,590	37,590	711,482
3/15/2026	889,698	-	37,022	37,022	706,584	889,553	-	37,022	37,022	706,584
9/15/2026	889,698	-	37,023	37,023	702,028	889,553	-	37,023	37,023	702,028
3/15/2027	889,698	-	36,464	36,464	697,263	889,553	-	36,464	36,464	697,263
9/15/2027	889,698	-	36,465	36,465	692,837	889,553	-	36,465	36,465	692,837
3/15/2028	889,698	-	35,914	35,914	688,208	889,553	-	35,914	35,914	688,208
9/15/2028	889,698	-	35,915	35,915	683,916	889,553	-	35,915	35,915	683,916
3/15/2029	889,698	-	35,915	35,915	679,427	889,553	-	35,915	35,915	679,427
9/15/2029	889,698	-	35,916	35,916	674,731	889,553	-	35,916	35,916	674,731
3/15/2030	230,250	659,448	41,149	700,596	669,819	230,098	659,455	41,142	700,596	669,819

		715,050	1,643,343	2,358,393			715,202	1,643,163	2,358,366

Although this information has been obtained from sources, which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed.  This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.  All herein listed securities are subject to availability and change in price.  Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB).  FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Equity Capital Markets Corp (FTN Equity Capital) are wholly owned subsidiaries of FTB.  FFSC and FTN Equity Capital are members of the FINRA and SIPC—http://www.sipc.org/.  Equity research is provided by FTN Equity Capital.  FTN Financial Group, through First Tennessee Bank or its affiliates, offers investment products and services.

This message is intended only for the use of the individual or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law.  If the reader of this message is not the intended recipient, employee or agent responsible to deliver it to the intended recipient, you are hereby notified that reading, disseminating, distributing or copying this communication is strictly prohibited.

1 of 2

EITF 99-20 Other Than Temporary Impairment Cash Flow Testing 12/31/09

		9.30.09	12.31.09
Input----->	Original Face:	250,000		236,325	current face
Input-->	Book Value	249,730	240,230	101.65	book price
Input----->	Scenario #	5	5			RESULTS
Input----->	Original Purchase Date:	11/8/2002				Current Book Value	240,230
Input----->	Original Purchase Price:	109.8980				PV for Current Qtr Projected Cash Flows	242,004
						Change	1,774
Discount Rate	8.325%					% Change	0.74%

Previously Projected Cashflows	September 30, 2009	Currently Projected Cashflows	December 31, 2009

Deal	Class	Description	Type	Cusip
Reg Div	Senior	Senior	Fixed	75902AAA6

Assumptions:	Assumptions:

Prepayments - 0% annually; 100% at maturity.	Prepayments - 0% annually; 100% at maturity.

Scenario 5 (Worse) Defaults - 150 bps applied annually; 0% recovery.	Scenario 5 (Worse) Defaults - 150 bps applied annually; 0% recovery.

Specific Deferals/ Defaults:	Specific Deferals/ Defaults:
As per Intex	As per Intex

		Implied Discount Rate		8.498%			Implied Discount Rate		8.498%
Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow Value	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow Value
Book Value----------------------->				(249,730)		Book Value----------------------->			(240,230)
Net PV----------------------------->					241,998	Net PV----------------------------->				242,004
9/15/2009	236,325					236,325
3/15/2010	235,456	869	10,930	11,799	241,998	235,440	885	10,930	11,815	242,004
9/15/2010	234,545	910	10,890	11,800	240,272	234,529	911	10,889	11,800	240,263
3/15/2011	233,771	774	10,848	11,622	238,473	233,754	775	10,847	11,622	238,463
9/15/2011	232,961	810	10,812	11,622	236,777	232,943	811	10,811	11,622	236,767
3/15/2012	228,872	4,089	10,774	14,863	235,011	228,853	4,090	10,774	14,863	235,000
9/15/2012	228,008	863	10,585	11,449	229,930	227,989	864	10,584	11,449	229,919
3/15/2013	227,278	731	10,545	11,276	228,052	227,257	731	10,544	11,276	228,040
9/15/2013	226,513	765	10,512	11,276	226,268	226,492	766	10,511	11,276	226,257
3/15/2014	225,883	630	10,476	11,106	224,411	225,861	631	10,475	11,106	224,398
9/15/2014	225,224	659	10,447	11,106	222,646	225,201	660	10,446	11,106	222,633
3/15/2015	224,702	522	10,417	10,939	220,807	224,678	523	10,416	10,939	220,794
9/15/2015	224,156	546	10,392	10,939	219,059	224,130	548	10,391	10,939	219,045
3/15/2016	223,749	407	10,367	10,774	217,239	223,722	408	10,366	10,774	217,224
9/15/2016	223,323	426	10,348	10,774	215,507	223,295	427	10,347	10,774	215,492
3/15/2017	223,040	283	10,329	10,612	213,703	223,011	284	10,327	10,612	213,688
9/15/2017	222,744	296	10,316	10,612	211,987	222,714	297	10,314	10,612	211,971
3/15/2018	222,595	150	10,302	10,452	210,200	222,563	151	10,301	10,452	210,183
9/15/2018	222,438	157	10,295	10,452	208,497	222,404	158	10,294	10,452	208,480
3/15/2019	222,431	6	10,288	10,294	206,724	222,397	8	10,286	10,294	206,706
9/15/2019	222,425	7	10,287	10,294	205,035	222,388	8	10,286	10,294	205,016
3/15/2020	222,425	-	10,287	10,287	203,275	222,388	-	10,285	10,285	203,255
9/15/2020	222,425	-	10,287	10,287	201,449	222,388	-	10,285	10,285	201,430
3/15/2021	222,425	-	10,245	10,245	199,548	222,388	-	10,227	10,227	199,530
9/15/2021	222,425	-	9,986	9,986	197,608	222,388	-	9,986	9,986	197,608
3/15/2022	222,425	-	9,836	9,836	195,847	222,388	-	9,836	9,836	195,847
9/15/2022	222,425	-	9,836	9,836	194,164	222,388	-	9,836	9,836	194,164
3/15/2023	222,425	-	9,687	9,687	192,410	222,388	-	9,687	9,687	192,410
9/15/2023	222,425	-	9,687	9,687	190,732	222,388	-	9,687	9,687	190,732
3/15/2024	222,425	-	9,541	9,541	188,984	222,388	-	9,541	9,541	188,984
9/15/2024	222,425	-	9,541	9,541	187,309	222,388	-	9,541	9,541	187,309
3/15/2025	222,425	-	9,397	9,397	185,564	222,388	-	9,397	9,397	185,564
9/15/2025	222,425	-	9,398	9,398	183,891	222,388	-	9,398	9,398	183,891
3/15/2026	222,425	-	9,256	9,256	182,148	222,388	-	9,256	9,256	182,148
9/15/2026	222,425	-	9,256	9,256	180,474	222,388	-	9,256	9,256	180,474
3/15/2027	222,425	-	9,116	9,116	178,731	222,388	-	9,116	9,116	178,731
9/15/2027	222,425	-	9,116	9,116	177,054	222,388	-	9,116	9,116	177,054
3/15/2028	222,425	-	8,979	8,979	175,308	222,388	-	8,979	8,979	175,308
9/15/2028	222,425	-	8,979	8,979	173,627	222,388	-	8,979	8,979	173,627
3/15/2029	222,425	-	8,979	8,979	171,875	222,388	-	8,979	8,979	171,875
9/15/2029	222,425	-	8,979	8,979	170,051	222,388	-	8,979	8,979	170,051
3/15/2030	57,563	164,862	10,287	175,149	168,150	57,525	164,864	10,285	175,149	168,150

		178,762	410,836	589,598			178,801	410,791	589,591

Although this information has been obtained from sources, which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed.  This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.  All herein listed securities are subject to availability and change in price.  Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB).  FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Equity Capital Markets Corp (FTN Equity Capital) are wholly owned subsidiaries of FTB.  FFSC and FTN Equity Capital are members of the FINRA and SIPC—http://www.sipc.org/.  Equity research is provided by FTN Equity Capital.  FTN Financial Group, through First Tennessee Bank or its affiliates, offers investment products and services.

This message is intended only for the use of the individual or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law.  If the reader of this message is not the intended recipient, employee or agent responsible to deliver it to the intended recipient, you are hereby notified that reading, disseminating, distributing or copying this communication is strictly prohibited.

2 of 2